Filed Pursuant to Rule 433 under the Securities Act of 1933

Registration Statement No. 333-211218

Issuer Free Writing Prospectus, dated June 9, 2016

This Free Writing Prospectus relates only to the Senior Notes of Bunge Finance Europe B.V. due June 16, 2023, and should only be read together with the Preliminary Prospectus Supplement dated June 9, 2016 relating to the Senior Notes of Bunge Finance Europe B.V. due June 16, 2023.

Bunge Finance Europe B.V.

Pricing Term Sheet

Issuer:	Bunge Finance Europe B.V.

Guarantor:	Bunge Limited

Expected Ratings*:	Baa2 / BBB / BBB

Principal Amount:	€600,000,000

Maturity Date:	June 16, 2023

Coupon:	1.850%

Price:	99.928% of the principal amount

Yield to Maturity:	1.861%

Spread to Mid Swaps:	+170 basis points

Mid Swaps Yield:	0.161%

Benchmark Bund:	DBR 1.500% due May 15, 2023

Benchmark Bund Yield / Price:	-0.296% / €112.580

Spread to Benchmark Bund:	+ 215.7 basis points

Interest Payment Dates:	Annual, beginning on June 16, 2017

Trade Date:	June 9, 2016

Settlement Date**:	June 16, 2016 (T+5)

Make-Whole Call:

Before March 16, 2023 at a discount rate equal to the Comparable Government Bond Rate (as defined in the preliminary prospectus supplement dated June 9, 2016) plus 35 basis points, plus accrued and unpaid interest, if any

Par Call:	Commencing March 16, 2023, plus accrued and unpaid interest, if any

See “Description of the Notes—Optional Redemption by BFE” in the preliminary prospectus supplement for more information

Tax Call:

Issuer may elect to redeem the notes as a whole but not in part, at its option, in the event of certain changes in tax law that would require the issuer or the guarantor to pay additional amounts on such notes to holders of such notes in respect of withholding taxes that cannot be avoided by taking reasonable measures available to it, at a price equal to 100% of the principal amount of the notes plus accrued and unpaid interest, if any, to the date of redemption. See ‘‘Description of the Notes— Redemption for Changes in Taxes’’ in the preliminary prospectus supplement for more information.

ISIN/Common Code:	XS1405777316 / 140577731

Denominations:	€100,000 and integral multiples of €1,000 in excess thereof

Day Count Convention:	Actual / Actual (ICMA)

New Safekeeping Structure (“NSS”):	Yes, and the notes are intended to be held in a manner that would allow eligibility as collateral for Eurosystem intra-day credit and monetary policy operations

Listing:	Application will be made to list the notes on the Irish Stock Exchange for trading on the Global Exchange Market

Stabilization:	Stabilization/FCA

Joint Book-Running Managers:	BNP Paribas Citigroup Global Markets Limited J.P. Morgan Securities plc ING Bank N.V.

Senior Co-Managers:	ABN AMRO Bank N.V. Coöperatieve Rabobank U.A. Crédit Agricole Corporate and Investment Bank HSBC Bank plc Lloyds Bank plc SMBC Nikko Capital Markets Limited Société Générale

Co-Managers:

ANZ Securities, Inc.

Banco Bilbao Vizcaya Argentaria, S.A.

Barclays Bank PLC

Commerzbank Aktiengesellschaft

Deutsche Bank AG, London Branch

ICBC Standard Bank Plc

Natixis

Standard Chartered Bank

UniCredit Bank AG

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time. Each of Moody’s, Fitch and S&P is established in the European Union and is registered under Regulation (EC) no 1060/2009 (the “CRA Regulation”).  As such, each of the rating agencies is included in the list of credit rating agencies published by the European Securities and Markets Authority on its website in accordance with the CRA Regulation as of the date of this pricing term sheet.

**We expect that delivery of the notes will be made to investors on or about June 16, 2016, which will be the fifth business day following the date of this pricing term sheet (such settlement being referred to as “T+5”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the date of the prospectus supplement or the next succeeding business day will be required, by virtue of the fact that the notes initially settle in T+5, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes on the date of the prospectus supplement of the next succeeding business day should consult their advisors.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus supplement and accompanying prospectus related to that registration statement and other documents that Bunge Limited, the Guarantor, has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Limited toll-free at +1 (800) 831-9146, J.P. Morgan Securities plc collect at +44 (0) 207-134-2468, BNP Paribas toll-free at +1 (800) 854-5674.